Correspondence

SCHLUETER & ASSOCIATES, P.C.
5290 DTC PARKWAY, SUITE 150
GREENWOOD VILLAGE, CO 80111
TELEPHONE: +1-303-292-3883
FACSIMILE: +1- 303-648-5663

January 8, 2018

Via EDGAR
John Reynolds
Ruairi Regan
Brigitte Lippmann
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:	China Biotech Holdings Limited Preliminary Information Statement on Schedule 14C Filed November 27, 2017 File No. 000-55631

Dear Mr. Reynolds, Mr. Regan, and Ms. Lippmann,

 We represent China Biotech Holdings Limited ("China Biotech"), and this letter is in response to your letter dated December 6, 2017, relating to the above referenced Schedule 14C. In a telephone conference with Mr. Regan, I advised him that China Biotech has only three shareholders, including Ting Ting (Tina) Chang, who is the controlling shareholder with 8,500,000 shares or approximately 94% of the total issued and outstanding shares. Ms. Chang is a citizen and resident of the People's Republic of China ("PRC") and serves as the Company's sole officer and director. When the original Schedule 14C was filed only Ms. Chang had signed both the director's and the shareholder's consent minutes authorizing the redomicile merger from Delaware to the Cayman Islands. Since filing the original Schedule 14C China Biotech has obtained the signatures of the other two shareholders to the shareholders' consent. I note that the other two shareholders each hold 250,000 or approximately 3% each of the issued and outstanding shares of China Biotech's common stock. China Biotech has amended its Schedule 14C to reflect that there are only three shareholders, and that all of the shareholders have consented to the redomicile merger.

The amended Schedule 14C also discloses that Zhong Yuan Bio-Technology Holdings Limited ("ZYBHL") is utilizing various exemptions from the registration provisions of Section 5 of the Securities Act of 1933, as amended ("Securities Act") in connection with the issuance of its shares to the three shareholders of China Biotech. In particular, ZYBHL is relying upon the exemptions under both Regulation S adopted under the Securities Act and under Section 4(a)(2) of the Securities Act for the share issuance to Ms. Chang. ZYBHL has obtained an exchange subscription agreement from Ms. Chang that contain appropriate representations to support both an exemption under Regulation S and under Section 4(a)(2). With respect to the other two shareholders, they were both founders of China Biotech and previously served as China Biotech's officers and directors until the change of control occurred in which Ms. Chang acquired her ownership in China Biotech. The other two shareholders have each signed a China Biotech shareholder's consent and signed an exchange subscription agreement with ZYBHL that contains appropriate representations to support the exemption under Section 4(a)(2) of the Securities Act.

The certificates issued by ZYBHL for the domicile merger will contain an appropriate restrictive legend, and stop transfer instructions will be entered in the share records of ZYBHL.

If you have any further questions or if we may be of any further assistance, please do not hesitate to contact me at the above address and telephone number or by email to hfs@schlueterintl.com.

Very truly yours,

Schlueter & Associates, P.C.

By:   /s/ Henry Schlueter
Henry Schlueter

C: China Biotech Holdings Limited